EXHIBIT 99.1
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NEWS RELEASE

JUNE 16, 2004

ARC ENERGY TRUST CONFIRMS JULY 15, 2004 CASH DISTRIBUTION AMOUNT
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CALGARY, JUNE 16, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust") confirms that the cash distribution to be paid on July 15, 2004 in respect of June production, for unitholders of record on June 30, 2004, will be $0.15 per trust unit. The ex-distribution date is June 28, 2004.

As at June 16, 2004, the Trust's trailing twelve-month cash distributions, including the June 15, 2004 payment, total $1.80 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3 billion. The Trust currently has an interest in oil and gas production of approximately 54,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer


        For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
             Telephone: (403) 503-8600           Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9